                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3
                        RULE 13e-3 TRANSACTION STATEMENT
              (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934)

                       PENNSYLVANIA POWER & LIGHT COMPANY
                                (NAME OF ISSUER)

                              PP&L RESOURCES, INC.
                        (NAME OF PERSON FILING STATEMENT)

                             4 1/2% Preferred Stock
                          3.35% Series Preferred Stock
                          4.40% Series Preferred Stock
                          4.60% Series Preferred Stock
                          5.95% Series Preferred Stock
                          6.05% Series Preferred Stock
                          6.125% Series Preferred Stock
                          6.15% Series Preferred Stock
                        6.33% Series Preferred Stock, and
                          6.75% Series Preferred Stock
                         (TITLE OF CLASS OF SECURITIES)

            (CUSIP No. 709051-40-3) (4 1/2% Preferred Stock)
            (CUSIP No. 709051-20-5) (3.35% Series Preferred Stock) (CUSIP No. 709051-30-4) (4.40% Series Preferred Stock) (CUSIP No. 709051-50-2) (4.60% Series Preferred Stock) (CUSIP No. 709051-66-8) (5.95% Series Preferred Stock) (CUSIP No. 709051-65-0) (6.05% Series Preferred Stock) (CUSIP No. 709051-68-4) (6.125% Series Preferred Stock) (CUSIP No. 709051-64-3) (6.15% Series Preferred Stock) (CUSIP No. 709051-69-2) (6.33% Series Preferred Stock) (CUSIP No. 709051-67-6) (6.75% Series Preferred Stock)
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 John R. Biggar
                            Vice President - Finance
                       Pennsylvania Power & Light Company
                            c/o PP&L Resources, Inc.
                             Two North Ninth Street
                          Allentown, Pennsylvania 18101
                             (Tel. No. 610-774-5151)


           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
          RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S)
                                FILING STATEMENT)

This statement is filed in connection with (check the appropriate box):

                               Page 1 of 15 Pages

a.       [ ]      The filing of solicitation materials or an information
                  statement subject to Regulation 14A [17 CFR 240.14a-1
                  to 240.14b-1], Regulation 14C [17 CFR 240.14c-1 to
                  240.14c-101] or Rule 13e-3 (c) [Sec. 240.13e-3(c)]
                  under the Securities Exchange Act of 1934.
b.       [ ]      The filing of a registration statement under the
                  Securities Act of 1933.
c.       [X]      A tender offer.
d.       [ ]      None of the above.
                  Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

                               Page 2 of 15 Pages

                            CALCULATION OF FILING FEE

TRANSACTION VALUATION*                                    AMOUNT OF FILING FEE
----------------------                                    --------------------

$465,471,815                                                       $93,094

* Pursuant to Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and Rule 0-11(b)(l) thereunder, the transaction value was calculated by multiplying 530,189 shares of 4 1/2% Preferred Stock by its purchase price of $80.00 per share, 41,783 shares of 3.35% Series Preferred Stock by its purchase price of $52.02 per share, 228,773 shares of 4.40% Series Preferred Stock by its purchase price of $70.51 per share, 63,000 shares of 4.60% Series Preferred Stock by its purchase price of $73.72 per share, 300,000 shares of 5.95% Series Preferred Stock by its purchase price of $103.93 per share, 250,000 shares of 6.05% Series Preferred Stock by its purchase price of $104.37 per share, 1,150,000 shares of 6.125% Series Preferred Stock by its purchase price of $103.68 per share, 250,000 shares of 6.15% Series Preferred Stock by its purchase price of $104.72 per share, 1,000,000 shares of 6.33% Series Preferred Stock by its purchase price of $104.63 per share, and 850,000 shares of 6.75% Series Preferred Stock by its purchase price of $109.17 per share, and adding all of those numbers together.

/X/ CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE, AND THE DATE OF ITS FILING.

Amount Previously Paid:         Filing Party:
     $465,471,815               PP&L Resources, Inc.

Form or Registration No.:       Date Filed:
     Schedule 13E-4                  March 3, 1997

                               Page 3 of 15 Pages

         This Rule 13e-3 Transaction Statement (the "Statement") relates to the Offer by PP&L Resources, Inc., a Pennsylvania corporation ("Resources"), pursuant to its Offer to Purchase dated March 3, 1997 (the "Offer to Purchase"), to purchase any and all of the outstanding shares of the following series of Preferred Stock of Pennsylvania Power & Light Company ("PP&L"), a Pennsylvania corporation and a direct subsidiary of Resources:

                  4 1/2% Preferred Stock ($100 par value), at a purchase price of $80.00 per share, net to the seller in cash.

                  3.35% Series Preferred Stock ($100 par value), at a purchase price of $52.02 per share, net to the seller in cash.

                  4.40% Series Preferred Stock ($100 par value), at a purchase price of $70.51 per share, net to the seller in cash.

                  4.60% Series Preferred Stock ($100 par value), at a purchase price of $73.72 per share, net to the seller in cash.

                  5.95% Series Preferred Stock ($100 par value), at a purchase price of $103.93 per share, net to the seller in cash.

                  6.05% Series Preferred Stock ($100 par value), at a purchase price of $104.37 per share, net to the seller in cash.

                  6.125% Series Preferred Stock ($100 par value), at a purchase price of $103.68 per share, net to the seller in cash.

                  6.15% Series Preferred Stock ($100 par value), at a purchase price of $104.72 per share, net to the seller in cash.

                  6.33% Series Preferred Stock ($100 par value), at a purchase price of $104.63 per share, net to the seller in cash.

                  6.75% Series Preferred Stock ($100 par value), at a purchase price of $109.17 per share, net to the seller in cash.

         There is a separate Letter of Transmittal and Notice of Guaranteed Delivery with respect to each Series of Preferred.

         The cross reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Issuer Tender Offer Statement on Schedule 13E-4 (the "Schedule 13E-4") filed by Resources with the Securities and Exchange Commission (the "Commission") on the date hereof of the

                               Page 4 of 15 Pages
information required to be included in response to the items of this Statement. The information set forth in the Schedule 13E-4 is expressly incorporated by reference and responses to each item herein are qualified in their entirety by the corresponding responses in the Schedule 13E-4.

                                                               Location in
Item in Schedule 13E-3                                         Schedule 13E-4
----------------------                                         --------------
  Item l(a)....................................................  Item l(a)
  Item l(b)....................................................  Item l(b)
  Item l(c)....................................................  Item l(c)
  Item l(d)....................................................  *
  Item l(e)....................................................  *
  Item l(f)....................................................  *
  Item 2(a)....................................................  *
  Item 2(b)....................................................  *
  Item 2(c)....................................................  *
  Item 2(d)....................................................  *
  Item 2(e)....................................................  *
  Item 2(f)....................................................  *
  Item 2(g)....................................................  *
  Item 3(a)(1).................................................  *
  Item 3(a)(2).................................................  *
  Item 3(b)....................................................  *
  Item 4(a)....................................................  *
  Item 4(b)....................................................  *
  Item 5(a)....................................................  Item 3(b)
  Item 5(b)....................................................  Item 3(c)
  Item 5(c)....................................................  Item 3(d)
  Item 5(d)....................................................  Item 3(e)
  Item 5(e)....................................................  Item 3(f)
  Item 5(f)....................................................  Item 3(i)
  Item 5(g)....................................................  Item 3(j)
  Item 6(a)....................................................  Item 2(a)
  Item 6(b)....................................................  *
  Item 6(c)....................................................  Item 2(b)
  Item 6(d)....................................................  *
  Item 7(a)....................................................  Item 3
  Item 7(b)....................................................  *
  Item 7(c)....................................................  *
  Item 7(d)....................................................  *
  Item 8(a)....................................................  *
  Item 8(b)....................................................  *
  Item 8(c)....................................................  *
  Item 8(d)....................................................  *
  Item 8(e)....................................................  *
  Item 8(f)....................................................  *
  Item 9(a)....................................................  *
  Item 9(b)....................................................  *
  Item 9(c)....................................................  *
  Item 10(a)...................................................  *
  Item 10(b)...................................................  *
  Item 11......................................................  Item 5
  Item 12(a)...................................................  *

                               Page 5 of 15 Pages

  Item 12(b)...................................................  *
  Item 13(a)...................................................  *
  Item 13(b)...................................................  *
  Item 13(c)...................................................  *
  Item 14(a)...................................................  Item 7(a)
  Item 14(b)...................................................  Item 7(b)
  Item 15(a)...................................................  *
  Item 15(b)...................................................  Item 6
  Item 16......................................................  Item 8(e)
  Item 17(a)...................................................  Item 9(b)
  Item 17(b)...................................................  *
  Item 17(c)...................................................  Item 9(c)
  Item 17(d)...................................................  Item 9(a)
  Item 17(e)...................................................  *
  Item 17(f)...................................................  Item 9(f)


----------------

*    The Item is located in the Schedule 13E-3 only.

          Item 1.                             Issuer and Class of Security
                                              Subject to the Transaction.

                (a) The name of the issuer is Pennsylvania Power & Light Company ("PP&L"), a Pennsylvania corporation that has its principal executive offices at Two North Ninth Street, Allentown,
                                              Pennsylvania 18101.

                (b)                           The information set forth in the
                                              front cover page; the
                                              "Introduction"; Section 1--
                                              "Purpose of the Offer; Certain
                                              Effects of the Offer; Plans of the
                                              Companies After the Offer" and
                                              Section 11--"Transactions and
                                              Agreements Concerning the Shares"
                                              in the Offer to Purchase is
                                              incorporated herein by reference
                                              pursuant to General Instruction D
                                              to Schedule 13E-3.

                (c)-(d)                       The information set forth in
                                              Section 8-- "Price Ranges of the
                                              Shares; Dividends" in the Offer to
                                              Purchase is incorporated herein by
                                              reference pursuant to General
                                              Instruction D to Schedule 13E-3.

                (e)                           The information set forth in
                                              Section 11- - "Transactions and
                                              Agreements Concerning the Shares"
                                              in the Offer to Purchase is
                                              incorporated herein by reference
                                              pursuant to General Instruction D
                                              to Schedule 13E-3.

                (f)                            Not applicable.

                                 Page 6 of 15 Pages

          Item 2.                             Identity and Background.

                                              The Person filing this statement
                                              is PP&L Resources, Inc.
                                              ("Resources"), a Pennsylvania
                                              corporation that has its principal
                                              executive offices at Two North
                                              Ninth Street, Allentown,
                                              Pennsylvania 18101. Resources owns
                                              all of the outstanding common
                                              stock of PP&L. Certain information
                                              relating to Resource's executive
                                              officers and directors set forth
                                              are incorporated by reference in
                                              Resource's and PP&L's jointly-
                                              filed Annual Report on Form 10-K
                                              for the year ended December 31,
                                              1996 is incorporated by reference
                                              herein pursuant to General
                                              Instruction D to Schedule 13E-3.

                (a)-(d)                       Not applicable.

                (e) During the last five years, no executive officer or director of Resources or any person controlling Resources has been convicted in a criminal proceeding.

                (f) During the last five years, no executive officer or director of Resources or any person controlling Resources was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities, subject to, federal or state securities laws or funding any violation of such laws.

                (g)                           Not applicable.

          Item 3.                             Past Contracts, Transactions or
                                              Negotiations.

                (a)                           The information set forth in
                                              Section 9-- "Certain Information
                                              Concerning the Companies" in the
                                              Offer to Purchase is incorporated
                                              herein by reference pursuant to
                                              General Instruction D to Schedule
                                              13E-3.

                (b)                           Not applicable.


                               Page 7 of 15 Pages

          Item 4.                             Terms of the Transaction.

                (a) The information set forth in the "Introduction" Section 1--"Purpose of the Offer; Certain Effects of the Offer; Plans of the Companies After the Offer"; Section 3--
                                              "Number of Shares; Purchase Price;
                                              Expiration Date; Receipt of
                                              Dividends; Extension of the
                                              Offer;" Section 4--"Procedure for
                                              Tendering Shares"; Section 5--
                                              "Withdrawal Rights"; Section 6--
                                              "Acceptance for Payment of Shares
                                              and Payment of Purchase Price";
                                              Section 7--"Certain Conditions of
                                              the Offer"; and Section 12 -
                                              "Extension of Tender Period;
                                              Termination; Amendments" in the
                                              Offer to Purchase is incorporated
                                              herein by reference pursuant to
                                              General Instruction D to Schedule
                                              13E-3.

                (b)                           Not applicable.

          Item 5.                             Plans or Proposals of the Issuer
                                              or Affiliate.

                (a)-(g)                       The information set forth in
                                              Section 1--"Purpose of the Offer;
                                              Certain Effects of the Offer;
                                              Plans of the Companies After the
                                              Offer" in the Offer to Purchase is
                                              incorporated herein by reference
                                              pursuant to General Instruction D
                                              to Schedule 13E-3.

          Item 6.                             Source and Amounts of Funds or
                                              Other Consideration.

                (a)                           The information set forth in
                                              Section 10--"Source and Amount of
                                              Funds" in the Offer to Purchase is
                                              incorporated herein by reference
                                              pursuant to General Instruction D
                                              to Schedule 13E-3.

                (b)                           The information set forth in
                                              Section 14--"Fees and Expenses" in
                                              the Offer to Purchase is
                                              incorporated herein by reference
                                              pursuant to General Instruction D
                                              to Schedule 13E-3.

                (c)                           The information set forth in
                                              Section 10--"Source and Amount of
                                              Funds" in the Offer to Purchase is
                                              incorporated herein by reference
                                              pursuant to General Instruction D
                                              to Schedule 13E-3.

                (d)                           Not applicable.

                               Page 8 of 15 Pages

          Item 7.                             Purpose(s), Alternatives, Reasons
                                              and Effects.

                (a)                           The information set forth in
                                              Section 1--"Purpose of the Offer;
                                              Certain Effects of the Offer;
                                              Plans of the Companies After the
                                              Offer" in the Offer to Purchase is
                                              incorporated herein by reference
                                              pursuant to General Instruction D
                                              to Schedule 13E-3.

                (b)                           Not applicable.

                (c)                           The information set forth in
                                              Section 1--"Purpose of the Offer;
                                              Certain Effects of the Offer;
                                              Plans of the Companies After the
                                              Offer" in the Offer to Purchase is
                                              incorporated herein by reference
                                              pursuant to General Instruction D
                                              to Schedule 13E-3.

                (d)                           The information set forth in
                                              Section 1--"Purpose of the Offer;
                                              Certain Effects of the Offer;
                                              Plans of the Companies After the
                                              Offer"; Section 8--"Price Range of
                                              Shares; Dividends"; Section 9--
                                              "Certain Information Concerning
                                              the Companies"; Section 10--
                                              "Source and Amount of Funds"; and
                                              Section 13--"Certain U.S. Federal
                                              Income Tax Consequences" in the
                                              Offer to Purchase is incorporated
                                              herein by reference pursuant to
                                              General Instruction D to Schedule
                                              13E-3.

          Item 8.                             Fairness of the Transaction.

                (a)-(b)                       The information set forth in
                                              Section 1--"Purpose of the Offer;
                                              Certain Effects of the Offer;
                                              Plans of the Companies After the
                                              Offer" in the Offer to Purchase is
                                              incorporated herein by reference
                                              pursuant to General Instruction D
                                              to Schedule 13E-3.

                (c)                           The information set forth in
                                              Section 2-- "Certain Legal
                                              Matters; Regulatory Approvals; No
                                              Appraisal Rights" in the Offer to
                                              Purchase is incorporated herein by
                                              reference pursuant to General
                                              Instruction D to Schedule 13E-3.

                (d)-(e)                       The information set forth in
                                              Section 1--"Purpose of the Offer;
                                              Certain Effects of the Offer;
                                              Plans of the Companies

                               Page 9 of 15 Pages

                                              After the Offer" in the Offer to
                                              Purchase is incorporated herein by
                                              reference pursuant to General
                                              Instruction D to Schedule 13E-3.

                (f)                           Not applicable.

          Item 9.                             Reports, Opinions, Appraisals and
                                              Certain Negotiations.

                (a)                           The Information set forth in
                                              Section 1--"Purpose of the Offer;
                                              Certain Effects of the Offer;
                                              Plans of the Companies After the
                                              Offer" in the Offer to Purchase is
                                              incorporated herein by reference
                                              pursuant to General Instruction D
                                              to Schedule 13E-3.

                (b)                           Not applicable.

                (c)                           Not applicable.

          Item 10.                            Interest in Securities of the
                                              Issuer.

                (a)-(b)                       The information set forth in
                                              Section 11--"Transactions and
                                              Agreements Concerning the Shares"
                                              in the Offer to Purchase is
                                              incorporated herein by reference
                                              pursuant to General Instruction D
                                              to Schedule 13E-3.

          Item 11. Contracts, Arrangements or Understandings with Respect to the Issuer's Securities.

                                              The information set forth in
                                              Section 11- - "Transactions and
                                              Agreements Concerning the Shares"
                                              in the Offer to Purchase is
                                              incorporated herein by reference
                                              pursuant to General Instruction D
                                              to Schedule 13E-3.

          Item 12. Present Intention and Recommendation of Certain Persons with Regard to the Transaction.

                (a)                           The information set forth in
                                              Section 11- -"Transactions and
                                              Agreements Concerning the Shares"
                                              in the Offer to Purchase hereto is
                                              incorporated herein by reference
                                              pursuant to General Instruction D
                                              to Schedule 13E-3.

                (b)                           Not applicable.


                               Page 10 of 15 Pages

          Item 13.                            Other Provisions of the
                                              Transaction.

                (a)                           The information set forth in
                                              Section 2-- "Certain Legal
                                              Matters; Regulatory Approvals; No
                                              Appraisal Rights" in the Offer to
                                              Purchase is incorporated herein by
                                              reference pursuant to General
                                              Instruction D to Section 13E-3.

                (b)                           Not applicable.

                (c)                           Not applicable.

          Item 14.                            Financial Information.

                (a)                           The information set forth in
                                              Section 9--"Certain Information
                                              Concerning the Companies" in the
                                              Offer to Purchase and Exhibits
                                              (g)(2) hereto is incorporated
                                              herein by reference pursuant to
                                              General Instruction D to Schedule
                                              13E-3.

                (b)                           The information set forth in
                                              Section 9-- "Certain Information
                                              Concerning the Companies" in the
                                              Offer to Purchase is incorporated
                                              herein by reference pursuant to
                                              General Instruction D to Schedule
                                              13E-3.

          Item 15.                            Persons and Assets Employed,
                                              Retained or Utilized.

                (a) The officers and employees of PP&L will perform tasks which would be expected to arise in connection with the transaction.

                (b) The information set forth in the front cover page and Section 14 - "Fees and Expenses" in the Offer to Purchase is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

          Item 16.                            Additional Information.

                                              Reference is hereby made to the
                                              Offer to Purchase and the Form of
                                              Letter of Transmittal, copies of
                                              which are attached hereto as
                                              Exhibits (d)(l) and (d)(2),
                                              respectively, and incorporated in
                                              their entirety herein by reference
                                              pursuant to General Instruction D
                                              to Schedule 13E-3.

                               Page 11 of 15 Pages

          Item 17.                            Material to be Filed as Exhibits.

                (a)                           Not applicable.

                (b)                           Not applicable.

                (c)                           Not applicable.

                (d)(1) Offer to Purchase dated March 3, 1997, incorporated by reference to Exhibit (a)(1) to Schedule 13E-4 dated March 3, 1997.

                (d)(2)                        Form of Letter of Transmittal,
                                              incorporated by reference to
                                              Exhibit (a)(2) to Schedule 13E-4
                                              dated March 3, 1997.

                (d)(3) Form of Notice of Guaranteed Delivery, incorporated by reference to Exhibit (a)(3) to
                                              Schedule 13E-4 dated March 3,
                                              1997.

                (d)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated March 3, 1997, incorporated by reference to Exhibit (a)(4) to
                                              Schedule 13E-4 dated March 3,
                                              1997.

                (d)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, incorporated by reference to Exhibit (a)(5) to
                                              Schedule 13E-4 dated March 3,
                                              1997.

                (d)(6) Form of Letter to Holders of Shares dated March 3, 1997, incorporated by reference to
                                              Exhibit (a)(6) to Schedule 13E-4
                                              dated March 3, 1997.

                (d)(7) Press Release dated February 28, 1997, incorporated by reference to Exhibit (a)(7) to Schedule 13E-4 dated March 3, 1997.

                (d)(8) Form of Summary Advertisement dated March 3, 1997, incorporated by reference to Exhibit (a)(8) to
                                              Schedule 13E-4 dated March 3,
                                              1997.

                (d)(9) Guidelines of the Internal Revenue Service for Certification of
                                              Taxpayer Identification Number on
                                              Substitute Form

                               Page 12 of 15 Pages

                                              W--9, incorporated by reference to
                                              Exhibit (a)(9) to Schedule 13E-4
                                              dated March 3, 1997.

                (e)                           Not applicable.

                (f)                           Not applicable.

                (g)(l) Issuer Tender Offer Statement of Resources on Schedule 13E-4 dated March 3, 1997, incorporated by reference thereto.

                (g)(2) Annual Report on Form 10-K for the year ended December 31, 1996, filed jointly by Resources and PP&L, incorporated by reference to SEC File No. 1-905.

                (g)(3) Resolutions Duly Adopted by the Board of Directors of Resources on January 22, 1997 Authorizing John
                                              R. Biggar, Vice President-Finance
                                              of PP&L, to Execute Schedule 13E-3
                                              and Schedule 13E-4 on Behalf of
                                              Resources, incorporated by
                                              reference to Exhibit (g)(2) to
                                              Schedule 13E-4 dated March 3,
                                              1997.

                               Page 13 of 15 Pages

                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: March 3, 1997                      PP&L RESOURCES, INC.

                                          By: /s/ John R. Biggar
                                             -------------------
                                          Name: John R. Biggar
                                          Title: Vice President-Finance
                                                 Pennsylvania Power & Light
                                                    Company

                               Page 14 of 15 Pages

                                  EXHIBIT INDEX
                                  -------------

EXHIBIT NO.                        DESCRIPTION

99.(a)                            Not applicable.

99.(b)                            Not applicable.

99.(c)                            Not applicable.

99.(d)                            Not applicable.

99.(e)                            Not applicable.

99.(f)                            Not applicable.

99.(g)                            Not applicable.

                               Page 15 of 15 Pages